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                              September 7, 2022

       Peter George
       Chief Executive Officer
       Evolv Technologies Holdings, Inc.
       500 Totten Pond Road, 4th Floor
       Waltham, MA 02451

                                                        Re: Evolv Technologies
Holdings, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 28,
2022
                                                            Form 10-Q for the
Period Ended June 30, 2022
                                                            Filed August 18,
2022
                                                            File No. 001-39417

       Dear Mr. George:

               We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the Period Ended June 30, 2022 filed August 18, 2022

       Financial Statements
       Note 1. Nature of the Business and Basis of Presentation
       Revision of Prior Period Financial Statements, page F-6

   1. Refer to your conclusion on pages F-6 and page 1 of MD&A that the errors you identified and their related
impacts were not material. We note that the adjustments to the audited statements of cash
flows for the year ended December 31, 2021 in Note 21 on page F-38 appear to be
significant to cash flows from operating activities and cash flows from investing activities.
We also note that you included the June 30, 2022 disclosures in your
                                                        Form 424B3 filed August
18, 2022. Please provide us a detailed analysis that supports your conclusion that
the identified errors are not material to all of the periods presented, and in particular to
your audited financial statements included in the most recent Form
 Peter George
Evolv Technologies Holdings, Inc.
September 7, 2022
Page 2
         424B3 in light of the above.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Claire DeLabar, Senior Staff Accountant at (202) 551-3349 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNamePeter George                            Sincerely,
Comapany NameEvolv Technologies Holdings, Inc.
                                                          Division of
Corporation Finance
September 7, 2022 Page 2                                  Office of Technology
FirstName LastName